LILIUM B.V.

Rhijnspoorplein 10

1018TX Amsterdam

The Netherlands

August 5, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lilium B.V.: Registration Statement on Form F-4 (File No. 333-255800)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Lilium B.V. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Monday, August 9, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling John Haggerty at (617) 570-1526. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: John Haggerty, by facsimile to (617) 523-1231

If you have any questions regarding this request, please contact John Haggerty of Goodwin Procter LLP at (617) 570-1526.

Sincerely,
Lilium B.V.

/s/ Barry Engle
Barry Engle
Chief Executive Officer

cc:	Sam Gabbita, Lilium B.V.
Jocelyn Arel, Esq., Goodwin Procter LLP